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During the year ended September 30, 1996, the Fund adjusted the classification of distributions to reflect the differences between the financial statement amounts and distributions determined in accordance with income tax regulations. Accordingly, during the year ended September 30, 1996, amounts have been reclassified to reflect a decrease in paid-in capital of $3,594,221, of which $2,014,639 is considered a tax return of capital, a decrease in undistributed net investment income of $1,599,657, and a decrease in accumulated net realized loss on investments of $5,193,878.